UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alamo Group Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

011311107

(CUSIP Number)

Brian Gilbert
Gould & Ratner LLP
222 N. LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[*]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Duroc LLC / 36-4325691

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b) **X**

3. SEC Use Only:

4. Source of Funds (See Instructions): **OO**

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: **Delaware**

7. Sole Voting Power: **0**

8. Shared Voting Power: 1,**700,000**

9. Sole Dispositive Power: **0**

10. Shared Dispositive Power: 1,**700,000**

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,**700,000**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): **14.47%**

14. Type of Reporting Person (See Instructions): **OO (Limited Liability Company)**

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Henry Crown and Company / 36-2123962

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) **X**

3. SEC Use Only

4. Source of Funds (See Instructions): **OO**

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: **United States**

7. Sole Voting Power: **0**

8. Shared Voting Power: 1,**700,000**

9. Sole Dispositive Power: **0**

10. Shared Dispositive Power: 1,**700,000**

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,**700,000**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): **14.47%**

14. Type of Reporting Person (See Instructions): **CO**

The Reporting Persons (as defined below) listed on the cover page to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Alamo Group Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1627 E. Walnut, Seguin, Texas 78155.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed on behalf of (a) Duroc LLC f/k/a Bush Hog, LLC ("Duroc"); and (b) Henry Crown and Company ("HC&Co" and, together with Duroc, the "Reporting Persons").

Duroc was formerly engaged in the business of manufacturing and distributing agricultural products used within the agricultural industry and other outdoor uses, prior to the sale of the assets thereof to Alamo Acquisition, Inc., a subsidiary of Issuer, and is now a holding company for miscellaneous assets. The principal place of business and principal offices of Duroc are located at 222 North LaSalle Street, Suite 1000, Chicago, Illinois 60601.

HC&Co is the Manager of Duroc and is a holding company for diversified investments. The principal place of business and principal offices of HC&Co are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601.

During the last five years, none of the Reporting Persons or any officer or director of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Duroc is a limited liability company formed under the laws of the State of Delaware. HC&Co is a corporation organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer were acquired by or on behalf of Duroc on October 22, 2009 in consideration for the sale of substantially all of the assets of Duroc to Alamo Acquisition, Inc., a subsidiary of the Issuer, pursuant to the terms of the Asset Purchase Agreement dated September 4, 2009 by and among Alamo Acquisition, Inc., Duroc, HC&Co and Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The securities reported hereunder were acquired and are held by Reporting Persons for investment purposes. Reporting Persons have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions subject to applicable securities laws. Representatives of Reporting Persons have participated, and may participate in the future, in discussions with the Issuer's management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Duroc owns, and HC&Co by virtue of its management of the business of Duroc may be deemed to beneficially own, 1,700,000 shares of Common Stock, representing approximately 14.47% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 10,046,929 shares of Common Stock issued and outstanding as of June 30, 2009 as reported by the Issuer, plus the 1,700,000 shares of Common Stock issued to Duroc as reported herein). Duroc and HC&Co share the power to vote and dispose of the 1,700,000 shares of Common Stock which it may be deemed to beneficially own.

(c) There have been no transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons during the past sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Operating Agreement of Duroc, as amended, HC&Co has full and exclusive discretionary right, power and authority in the management and control of the affairs of Duroc, including the right and power to direct the voting and the disposition of shares of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing below, which is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Duroc LLC

By: ___/s/ David M. Rubin_____
    David M. Rubin, Vice President

Henry Crown and Company

By: ___/s/ Michael Canmann_____
    Michael Canmann, Vice President

<u>EXHIBIT INDEX</u>

1.   Joint Filing Agreement dated as of October 29, 2009 by and among the Reporting Persons.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to Alamo Group Inc. Common Stock, par value $0.10 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

October 29, 2009

Duroc LLC

By: ___/s/ David M. Rubin_____
     David M. Rubin, Vice President

Henry Crown and Company

By: ___/s/ Michael Canmann_____
     Michael Canmann, Vice President